July 5, 2019

David Katzman
Chief Executive Officer
SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219

       Re: SmileDirectClub, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 19, 2019
           CIK No. 0001775625

Dear Mr. Katzman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted June 19, 2019

Our Company, page 1

1. Please expand your response to prior comment 1 to address how you do not view the clear aligners market as a whole as indicative or applicable to your current operations given your disclosure here that you are disrupting the traditional orthodontic market, which includes clear aligners, by offering benefits that solve critical problems around cost, convenience, and access to care.
2. Please expand your response to prior comment 3 to address the risks of your emerging teledentistry business model including those outlined in the last risk factor on page 36.
3. Please expand your response to prior comment 4 to clarify how your product may be used
 David Katzman
SmileDirectClub, Inc.
July 5, 2019
Page 2
         to treat malocclusion beyond mild-to-moderate. In this regard, is your product approved for such use? Also, revise your calculations to reflect the portion of your addressable market in which you have obtained regulatory approval.
4. Please explain how a "net promoter score" is calculated. Also, we are unable to locate
         100,000 member reviews on your website. Please advise.
SmilePay captive financing..., page 8

5. We note your response to prior comment 5. Please revise to disclose the delinquency rate and the subsequent reduction in revenue.
Because our current Chairman and Chief Executive Officer has other business interests..., page
27

6. We note your response to prior comment 7. Please expand your risk factor disclosure to discuss any procedures for addressing potential conflicts of interest.

Management's Discussion and Analysis, page 74

7. Clarify whether and how using ASP as an indication of your ability to maintain pricing helps management assess your results or manage your business. Specifically, since the calculation does not take into account implicit price concessions, the metric appears to be primarily aimed at consumers, rather than as a tool to asses your financial results. Please revise to clarify whether management uses this metric to assess your results.
Key Business Metrics
Unique aligner order shipments, page 75

8. We note your response to comment 17, however we do not see where you revised your disclosure to clarify that the unique aligner order shipment metric represents a single contracted customer and not individual aligners shipped. Please revise your disclosure accordingly.
Average sale price, page 75

9. We from note your response to comment 15 that aligner revenue on a GAAP basis was
        $383.2 million and $131.6 million for the years ended December 31, 2018 and 2017, respectively. Please reconcile these amounts to your disclosures on page F-
FirstName LastNameDavid Katzman $390.5 million and $139.1 million for the same
        9 that indicate aligner sales were
Comapany NameSmileDirectClub, Inc. title to identity it as "average gross periods. Also, revise your metric
July 5, sale price" or something similar.
        2019 Page 2
FirstName LastName
 David Katzman
FirstName LastNameDavid Katzman
SmileDirectClub, Inc.
Comapany NameSmileDirectClub, Inc.
July 5, 2019
Page 3
July 5, 2019 Page 3
FirstName LastName
Note 1 - Summary of Significant Accounting Policies,
Revenue Recognition, page F-8

10. We note your response to comment 31. Please tell us why you are not disclosing unearned income related to your SmilePay receivables. Refer to ASC 310-10-50-4.
11. We note your disclosure on page F-9 that you manufacture and deliver all of the aligners at the beginning of the treatment. Please revise to clarify, if true, that only the initial aligners are delivered at the beginning of the treatment.
12. We note your revised disclosure on page F-9 that financing revenue is net of implicit price concessions. Please tell us your basis for netting financing revenue with implicit price concessions. Include in your response your consideration of ASC 606-10-32-15, which states that an entity shall adjust the promised amount of consideration for the effects of the time value of money.
       You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at 202-551-3498 or Amanda Ravitz at 202-551-3528 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Electronics and Machinery
cc:      David J. Goldschmidt, Esq.